UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0167
Washington, D.C. 20549	Expires: August 31, 2027
Estimated average burden
FORM 15	hours per response............. 1.50

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION
OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	000-56380

ZRCN Inc.

(Exact name of registrant as specified in its charter)

1580 Dell Avenue, Campbell California 95008 408-963-4580

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, Par Value $0.0001 per share

(Title of each class of securities covered by this Form)

Common Stock

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 160.

Pursuant to the requirements of the Securities Exchange Act of 1934 ZRCN Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	September 30, 2026	By:	/s/ Jeffrey Parsons
Jeffrey Parsons, Chief Financial Officer

SEC 2069 (08-11)	Potential persons who are to respond to the collection of information contained in this Form are not required to respond unless the Form displays a currently valid OMB control number.

Board of Governors of the Federal Reserve System	OMB Number 7100-0091	Approval expires February 28, 2027

Instruction: This form is required by Rules 12g-4, 12h-3, 15d-6 and 15d-22 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

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